UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 6 )*

                       SAMSONITE CORPORATION
                         (Name of Issuer)

                   Common Stock, $.01 par value
                 (Title of Class of Securities)
                          79604V105
                         (CUSIP Number)
                          Alan M. Stark
                         80 Main Street
                  West Orange, New Jersey 07052
                       (201)325-8660
(Name Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

                          May  22, 1997
     (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No.   79604V105
__________________________________________________________________
     1)   Names of Reporting Person S.S. or I.R.S. Identification
          No. of Above Person

           LEON G. COOPERMAN
           S.S. No. ###-##-####
 _________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)

                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
     3)   SEC Use Only
_________________________________________________________________
     4)   Source of Funds:
          WC
_________________________________________________________________
     5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . . .
          NOT APPLICABLE
_________________________________________________________________
     6)   Citizenship or place of Organization:
          UNITED STATES
_________________________________________________________________
               (7)  Sole voting Power
Number of             791,612
Shares Bene- ____________________________________________________
ficially       (8)  Shared Voting Power
owned by              216,800
Each Report- ____________________________________________________
ing Person     (9)  Sole Dispositive Power
With                  791,612
_________________________________________________________________
               (10) Shared Dispositive Power
                      216,800
_________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   1,008,412
_________________________________________________________________
     12)  Check if the Aggregate Amount in Row (11) excludes
          certain shares:     N/A
_________________________________________________________________
     13)  Percent of Class Represented by Amount in Box (11):
                    5.0%
_________________________________________________________________
     14)  Type of Reporting Person
               I N

Item 3. Source and Amount of Funds or Other Consideration. Cooperman beneficially owns 1,008,412 Shares. Of this amount, 303,612 Shares were purchased by Omega Capital Partners, L.P., at a cost of $4,637.516; 21,100 Shares were purchased by Omega Institutional Partners, L.P., at a cost of $369,250; 24,400 Shares were purchased by Omega Equity Partners, L.P., at a cost of $459,425; 442,500 Shares were purchased by Omega Overseas Partners, Ltd., at a cost of $15,270,313; and 216,800 Shares were purchased by the Managed Account at a cost of $3,679,188. The source of funds for the purchase of all such Shares was investment capital.

Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's
Proxy Statement dated May 9, 1997 filed with the Securities &
Exchange Commission, there were 20,351,079 Shares of Common Stock issued and outstanding on May 1, 1997. Omega Capital Partners,
L.P. owns 303,612 Shares, or 1.5% of those outstanding; Omega
Institutional Partners, L.P. owns 21,100 Shares, or 0.1% of those outstanding; Omega Equity Partners, L.P. owns 24,400 Shares, or
0.1% of those outstanding; Omega Overseas Partners, Ltd. owns
442,500 Shares, or 2.2% of those outstanding; and the Managed
Account owns 216,800 Shares, or 1.1% of those outstanding.
          The following table details the transactions by each of Omega Capital Partners, L.P., Omega Institutional Partners, L.P.,
Omega Equity Partners, L.P., Omega Overseas Partners, Ltd., and the Managed Account in shares of Common Stock since the last 13D filing. All such transactions were open market transactions.

SALES:

                  Omega Capital Partners, L.P.
            Date of           Amount of           Price Per
          Transaction           Shares              Share
          05/21/97              4,900             $46.25
          05/22/97              9,200              45.89







                   Omega Equity Partners, L.P.


            Date of           Amount of           Price Per
          Transaction           Shares              Share
          05/21/97              5,000              46.25
          05/22/97                700              45.89







                  Omega Overseas Partners, Ltd.


            Date of           Amount of           Price Per
          Transaction           Shares              Share
          05/22/97             11,200             $45.89

                       The Managed Account


            Date of          Amount of            Price Per
          Transaction          Shares               Share
          05/21/97              3,400             $46.25
          05/22/97              6,400              45.89




PURCHASES:




                   Omega Equity Partners, L.P.


            Date of           Amount of           Price Per
          Transaction           Shares              Share
          04/22/97              4,500             $38.50






                       The Managed Account


            Date of           Amount of           Price Per
          Transaction           Shares              Share
          04/22/97             18,000             $38.50




Item 10.  Certification.

          Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.

                         Signature


          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 1997


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, pursuant to Power of
Attorney on file.


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Capital Partners, L.P.,
pursuant to Power of Attorney on file.


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Institutional Partners, L.P.,
pursuant to Power of Attorney on file.


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Equity Partners, L.P.,
pursuant to Power of Attorney on file.


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as President of Omega
Advisors, Inc., pursuant to Power
of Attorney on file.



ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).